Exhibit 11.2

CONSENT OF INDEPENDENT AUDITOR

I, HUI Kwok Fai hereby grants 3DX industries Inc. permission to use my Independent Auditor’s Report dated May 8, 2026 relating to the balance sheet of 3DX Industries Inc. as of October 31, 2025 and 2024 and for the years then ended, and the related statements of income and comprehensive income, stockholders’ equity, and cash flows, and the related notes to the financial statements for its Regulation A offering.

HUI Kok Fai

Hong Kong

May 8, 2026